UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

# EARNINGS RELEASE
# 2nd QTR2023


TIM
BLACK
com Apple One

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

# MESSAGE FROM MANAGEMENT

The second quarter of 2023 is marked by robust results with contributions from all business lines. This performance is explained by the Company's strategy of offering the best offer, the best service with the best network.

In this sense, we began to see the first signs of evolution in the customers perception, with postpaid customer churn rates at low levels and bad debt levels decreasing. We continue to evolve our portfolio with the inclusion of Apple One in TIM Black offers, evolving in our customer experience and consolidating our position as the largest and best mobile network in the country.

# 2023 SECOND QUARTER HIGHLIGHTS

## FINANCIAL

### ROBUST GROWTH WITH INDUSTRY-LEADING PROFITABILITY AND EFFICIENCY TO CONVERT REVENUE INTO CASH

- Normalized Net Revenue growth: +9.2% YoY in 2Q23;
- Mobile and Fixed advancing: Normalized MSR up by +9.7% YoY in 2Q23 and TIM UltraFibra Revenue increasing 10.1% YoY in 2Q23;
- Highest Mobile ARPU in the industry: Total ARPU +13.0% YoY in 2Q23 reaching R$29.2, with the highest ARPUs ever recorded in Postpaid (R$43.1; +16.7% YoY) and Prepaid (R$14.3; +13.1% YoY);
- EBITDA Margin record and highest profitability in the industry at 49.7%. Normalized EBITDA showed robust expansion of 17.2% YoY in 2Q23;
- Highest Operating Cash Flow Margin in the industry at 21%. Supported by a significant growth in Normalized EBITDA-AL* - Capex of 66.7% YoY;
- Net Income more than doubling in 2Q23 (+104.0% YoY).

## INFRASTRUCTURE

### TIM IS THE GREAT MOBILE NETWORK LEADER IN BRAZIL WITH THE LARGEST AND BEST COVERAGE, BEING THE MOST AWARDED IN OVERALL AND IN 5G

- Largest 5G network in Brazil** with 5,913 5G sites, 40% more sites than 2nd place. Largest 4G network in Brazil, covering 5,468 cities;
- Winner of 7 awards in the OpenSignal report***: Consistent Quality, Availability, 5G Availability, 5G Reach, Video Experience, 5G Video Experience and Voice App Experience.

## OTHER HIGHLIGHTS

### DIFFERENTIATION THROUGH UNIQUE OFFERINGS AND BUILDING EXCELLENCE IN CUSTOMER EXPERIENCE

- Only Brazilian operator to include Apple One in its offers;
- Launch of the 2GB internet offer by TIM UltraFibra;
- Continuous evolution in customer experience: the only telco recognized with the "PROCON-SP Efficiency Seal"; maintenance of the "Reclame aqui RA1000" seal, with the company in 2nd place in Resolution; and leader in Anatel's Satisfaction Index;
- Total NPS showed an increase of 4 p.p. vs. 1Q23;
- Low level of postpaid churn in a quarter with price adjustment.

**+14.4%** Normalized Net Revenue YoY advance in 6M23

**+19.9%** Normalized EBITDA YoY evolution in 6M23

**47.9%** Normalized EBITDA Margin in 6M23

**+78.7%** Normalized EBITDA-AL - Capex YoY growth in 6M23

**+46.9%** Normalized Net Income YoY growth in 6M23

**R$ 520 mln** of IoC announced in 6M23

**Award-winning network** Winner of 7 awards in the OpenSignal report

**Apple One** Only Brazilian operator to include Apple One in its offers

### RESULTS CONFERENCE CALL

August 1st, 2023, at:

10 a.m. (BRT) / 9 a.m. (US EST)

Webcast (Portuguese): click here

Webcast (English): click here

* EBITDA-AL normalized according to the items mentioned in the section "From EBITDA to Net Income" and excluding the impact of the penalities applied related to the process of decommissioning of the sites acquired from Oi Mobile;

** Source: Anatel and Teleco (click here);

*** Report published by OpenSignal in July 2023 (click here).

# OPERATING AND FINANCIAL HIGHLIGHTS

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| FINANCIAL (R$ million) | | | | | | | | |
| **Normalized* Net Revenues** | **5,863** | **5,368** | **9.2%** | **5,681** | **3.2%** | **11,544** | **10,095** | **14.4%** |
| Services Revenues | 5,695 | 5,202 | 9.5% | 5,508 | 3.4% | 11,203 | 9,785 | 14.5% |
| Mobile Service | 5,372 | 4,899 | 9.7% | 5,193 | 3.5% | 10,565 | 9,185 | 15.0% |
| Fixed Service | 323 | 303 | 6.5% | 315 | 2.4% | 638 | 600 | 6.2% |
| Normalized* Operating Expenses | (2,949) | (2,882) | 2.3% | (3,069) | -3.9% | (6,019) | (5,486) | 9.7% |
| **Normalized* EBITDA** | **2,914** | **2,486** | **17.2%** | **2,612** | **11.6%** | **5,526** | **4,609** | **19.9%** |
| **Normalized* EBITDA Margin** | **49.7%** | **46.3%** | **3.4p.p.** | **46.0%** | **3.7p.p.** | **47.9%** | **45.7%** | **2.2p.p.** |
| Normalized* Net Income | 638 | 313 | 104.0% | 437 | 46.1% | 1,075 | 731 | 46.9% |
| Capex | 926 | 1,050 | -11.8% | 1,289 | -28.2% | 2,214 | 2,378 | -6.9% |
| Normalized* EBITDA-AL - Capex | 1,240 | 744 | 66.7% | 532 | 133.3% | 1,772 | 992 | 78.7% |
| OPERATIONAL | | | | | | | | |
| **Mobile Customer Base ('000)** | **61,225** | **68,695** | **-10.9%** | **61,721** | **-0.8%** | **61,225** | **68,695** | **-10.9%** |
| Prepaid | 34,639 | 38,902 | -11.0% | 35,653 | -2.8% | 34,639 | 38,902 | -11.0% |
| Postpaid | 26,586 | 29,794 | -10.8% | 26,067 | 2.0% | 26,586 | 29,794 | -10.8% |
| **TIM UltraFibra Customer Base ('000)** | **761** | **699** | **8.8%** | **732** | **3.9%** | **761** | **699** | **8.8%** |

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22). Normalized EBITDA-AL excluding the impact of the penalties related to the decommissioning of sites (+R$57.0 million in 2Q23).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

# QUARTERLY EVENTS AND SUBSEQUENT EVENTS

## PAYMENT OF INTEREST ON SHAREHOLDERS' CAPITAL

On June 12, 2023, the Board of Directors ("BoD") of TIM S.A. approved the distribution of R$290 million as Interest on Capital ("IoC"). The date used to identify the shareholders entitled to receive such payment was June 22, 2023. The payment was made on July 12, 2023.

## CLOSING OF A SHARE BUYBACK PROGRAM AND APPROVAL OF A NEW PROGRAM

On June 12, 2023, TIM S.A. informed that its Board of Directors acknowledged the closing of the Share Buyback Program, previously approved at the Company's Board of Directors' meeting held on May 5, 2021 ("Program 5"). During the period of Program 5, a total of 3,104,417 company common shares were acquired, at an average price of R$13.81, to fulfill the obligations of the share-based Long-Term Incentive Plan for the Company's executives. On the same date, the Company's Board of Directors approved a new share buyback program for its own shares ("Program 6"). Click here to access the Material Fact with additional information on the terms and conditions of Program 6.



# FINANCIAL PERFORMANCE

## OPERATING REVENUE

### *ROBUST NET REVENUE GROWTH WITH STRONG PERFORMANCE IN THE MOBILE SEGMENT*

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Reported Net Revenues** | **5,863** | **5,368** | **9.2%** | **5,640** | **4.0%** | **11,503** | **10,095** | **13.9%** |
| **Normalized* Net Revenues** | **5,863** | **5,368** | **9.2%** | **5,681** | **3.2%** | **11,544** | **10,095** | **14.4%** |
| **Services Revenues** | **5,695** | **5,202** | **9.5%** | **5,508** | **3.4%** | **11,203** | **9,785** | **14.5%** |
| **Mobile Service** | **5,372** | **4,899** | **9.7%** | **5,193** | **3.5%** | **10,565** | **9,185** | **15.0%** |
| Client Generated | 4,978 | 4,487 | 10.9% | 4,822 | 3.2% | 9,799 | 8,387 | 16.8% |
| Interconnection | 108 | 109 | -0.6% | 111 | -2.1% | 219 | 221 | -1.0% |
| Customer Platform | 36 | 52 | -30.3% | 32 | 15.2% | 68 | 88 | -22.4% |
| Others | 250 | 250 | -0.1% | 229 | 9.2% | 479 | 489 | -2.1% |
| **Fixed Service** | **323** | **303** | **6.5%** | **315** | **2.4%** | **638** | **600** | **6.2%** |
| of which TIM UltraFibra | 217 | 197 | 10.1% | 209 | 3.5% | 426 | 388 | 9.8% |
| **Product Revenues** | **168** | **167** | **0.9%** | **174** | **-3.2%** | **342** | **310** | **10.2%** |

* Net Revenue normalized due to the temporary effect from the inefficiency of PIS/COFINS, as a result of a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. came into effect on April 1st, 2023.

**Normalized Net Revenue grew by 9.2% YoY in 2Q23, totaling R$5,863 million.** The result was, once again, driven by the positive performance recorded in the main lines: (i) Mobile Service Revenue (+9.7% YoY), due to the solid performance in the Postpaid and Prepaid segments, supported by a strategic approach focused on value creation, partially impacted by the acquisition of Oi's mobile assets in the annual comparison period (since the integration of these assets began on May 1, 2022); (ii) Fixed Service Revenue (+6.5% YoY), driven by the growth of its main driver TIM UltraFibra (+10.1% YoY); and (iii) Product Revenue (+0.9% YoY), with a result near to stability in the annual comparison. **In 6M23, Normalized Net Revenue increased by 14.4% YoY.**


Net Revenue increased in all main lines
Normalized Net Revenue
(R$ mln; % YoY)
9.2%
5,368
491
-16
-1
20
2
5,863
Mobile 9.7%
6.5%
0.9%
2Q22
Client Generated
Customer Platform
ITX and Others
Fixed
Products
2Q23

## Breakdown of the Mobile Segment (net of taxes and deductions):

**Normalized Mobile Service Revenue (MSR) totaled R$5,372 million in 2Q23, up by 9.7% YoY,** supported by improvements in volume and value dynamics. **Normalized Mobile ARPU (average monthly revenue per user) had a robust growth of 13.0% YoY, reaching R$29.2 in the quarter**, demonstrating an evolution in this indicator, in line with the Company's strategy to increase the monetization of its customer base. **In 6M23, Normalized MSR increased by 15.0% YoY.**

Below is a performance breakdown of each mobile customer profile in 2Q23:

(i) **Prepaid Revenue expanded by 11.8% YoY in 2Q23** and **Prepaid ARPU reached R$14.3 (+13.1% YoY)**, mainly explained by: (i) growth in recharges sell-out, reflecting the Company's strategy to monetize its customer base by offering service packages with exclusive content; and (ii) the reclassification of part of Oi's customer base from the Control segment to the Prepaid segment. **In 6M23, Prepaid Revenue increased by 19.0% YoY.**

(ii) **Postpaid Revenue increased by 10.5% YoY in 2Q23** with **Postpaid ARPU reaching R$43.1 (+16.7% YoY), and Human Postpaid ARPU reaching R$51.8 (+18.7% YoY).** This performance is explained by the following: (i) the annual price adjustment applied to a relevant portion of the postpaid customer base, impacting the Control plans as of April and other Postpaid plans as of May, supported by the Company's ongoing efforts to improve its customer experience – allowing TIM to achieve one of its lowest churn levels ever in this quarter (1.1% per month); and (ii) the successful intra-segment migration process, in which customers selected plans with higher values. **In 6M23, Postpaid Revenue increased by 15.5% YoY.**


Strong ARPU performance
Normalized Mobile ARPU
(R$ /Mo; %YoY)
13.0%
25.8
29.2
2Q22
2Q23
Postpaid ARPU
(R$ /Mo; %YoY)
16.7%
36.9
43.1
2Q22
2Q23
Prepaid ARPU
(R$ /Mo; %YoY)
13.1%
12.6
14.3
2Q22
2Q23

Interconnection Revenue (ITX) dropped slightly, by 0.6% YoY in 2Q23, due to the lower incoming traffic in the annual comparison. The effect of MTR on Net Service Revenue was 1.6% in the quarter. In 6M23, this line fell by 1.0% YoY.

Customer Platform Revenue totaled R$36.4 million in 2Q23 and R$68.0 million in 6M23.

The Other Normalized Revenues[1] line remained practically stable in the annual comparison in 2Q23 (-0.1% YoY). In 6M23, this line fell by 2.1% YoY due to the acquisition of the Oi assets, which partially affected the ran sharing agreements with the operator.

## Breakdown of the Fixed Segment (net of taxes and deductions):

**Fixed Service Revenue amounted to R$323 million in 2Q23, up by 6.5% YoY. In 6M23, this revenue line grew by 6.2% YoY.**


TIM UltraFibra Revenue
(R$ mln; %YoY)
10.1%
197
217
2Q22
2Q23

**TIM UltraFibra records solid results**

**TIM UltraFibra, the main line for the fixed segment, grew by 10.1% YoY in 2Q23**, reaching an ARPU of R$94.8 in the quarter (+3.7% YoY). This performance reflects TIM's focus on its strategy to strengthen and expand the offering of ultra-broadband services, based on the pillars of: (i) increasing the adoption of FTTH ("Fiber-to-the-Home"), offering customers better quality and higher speeds (**82% of the customer base have plans with speeds equal to or higher than 150 Mbps**); (ii) acquire and retain customers on higher value-added plans through offers with content partners; and (iii) launch of the UBB service in new strategic regions for the Company. **In 6M23, TIM UltraFibra's revenue increased by 9.8% YoY.**

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, and R$49.6 million in 4Q22, referring to the temporary effect of the inefficiency of PIS/COFINS, resulting from a contract signed between TIM S.A and Cozani, which was extinguished with the merger of Cozani.

# OPERATING COSTS AND EXPENSES

### *EXPENSE GROWTH DYNAMICS HAS BEEN SLOWING DOWN*

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Reported Operating Expenses** | **(2,967)** | **(2,932)** | **1.2%** | **(3,065)** | **-3.2%** | **(6,032)** | **(5,557)** | **8.5%** |
| **Normalized* Operating Expenses** | **(2,949)** | **(2,882)** | **2.3%** | **(3,069)** | **-3.9%** | **(6,019)** | **(5,486)** | **9.7%** |
| Personnel | (337) | (296) | 14.0% | (335) | 0.6% | (672) | (598) | 12.4% |
| Selling and Marketing | (933) | (1,032) | -9.6% | (1,034) | -9.7% | (1,967) | (1,849) | 6.4% |
| Network & Interconnection | (1,016) | (942) | 7.9% | (966) | 5.1% | (1,983) | (1,836) | 8.0% |
| General & Administrative | (201) | (188) | 7.0% | (245) | -17.9% | (446) | (385) | 15.6% |
| Cost Of Goods Sold (COGS) | (238) | (219) | 8.9% | (230) | 3.6% | (468) | (407) | 15.2% |
| Bad Debt | (146) | (161) | -9.2% | (160) | -8.6% | (306) | (297) | 2.9% |
| Other operational revenues (expenses) | (78) | (45) | 72.8% | (100) | -21.8% | (177) | (114) | 55.0% |
| **Normalized* Operating Expenses Ex-COGS** | **(2,711)** | **(2,663)** | **1.8%** | **(2,839)** | **-4.5%** | **(5,550)** | **(5,080)** | **9.3%** |

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Mobile and customer migration (+R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886 thousand in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 2Q23, +R$50.3 million in 2Q22, and +R$8.4 million in 1Q22), and payroll expenses also related to the acquisition of Oi's mobile assets (+R$11.8 million in 1Q22).

**Normalized Operating Costs and Expenses totaled R$2,949 million in 2Q23, up by 2.3% YoY.** This reflects the Company's efficient cost control after its transformational period with the integration of Oi Mobile's assets, and its related expenses, as well as the inclusion of the last-mile fiber infrastructure rental in the cost structure. **In 6M23, Normalized Operating Costs and Expenses grew by 9.7% YoY**, due to the same reasons already mentioned, in addition to costs linked to the TSA[2].

Reported Operating Costs and Expenses reached R$2,967 million in 2Q23, up by 1.2% YoY, due to the same reasons already mentioned, as well as impacts related to non-recurring operating items, as described in the Operating Costs and Expenses table above. In 6M23, Reported Operating Costs and Expenses increased by 8.5% YoY.

## Breakdown of Normalized Costs and Expenses Performance:

**Normalized Personnel[3] Costs increased by 14.0% in 2Q23.** This result was due to: (i) annual readjustment of salaries, benefits, and incentives; and (ii) higher expenses related to employee profit sharing. **In 6M23, this cost line increased by 12.4% YoY.**

**The Commercialization and Advertising line fell by 9.6% YoY in 2Q23,** reverting the upward trend reported in recent quarters. This result was due to: (i) lower advertising expenses in the annual comparison given that the campaigns for the acquisition of Oi Mobile's assets began in 2Q22; (ii) the recognition of Fistel credits, in the amount of approximately R$47 million, related to the incorporation of Cozani by TIM;

[2] The Temporary Service Agreement ("TSA") was a temporary contract that provided management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA had a term of 12 months and expired at the end of April 2023.

[3] In 1Q22, the personnel costs line had a non-recurring impact of R$11.8 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

and (iii) the expiration of the TSA contract with Oi, in April. **In 6M23, this expense increased by 6.4% YoY** due to higher advertising and TSA expenses in 1Q23.

**Normalized Network and Interconnection[4] grew by 7.9% YoY in 2Q23**, maintaining a growth level close to 1Q23. The main factors were: (i) increase in expenses linked to roaming services, reflecting the higher traffic volume recorded in the quarter; and (ii) increase in expenses with content and VAS ("Value-Added Services") providers in the Prepaid segment. **In 6M23, this cost line grew 8.0% YoY.**

**Normalized General and Administrative Expenses[5] grew by 7.0% YoY in 2Q23**, mainly due to higher expenses related to the ongoing migration project of TIM's IT infrastructure to the cloud ("Journey to Cloud"). **In 6M23, this expense line increased by 15.6% YoY** due to the same reasons already mentioned and due to the hiring of specialized consultants for strategic projects in 1Q23.

**Cost of Goods Sold (COGS) grew by 8.9% YoY in 2Q23**, explained by expenses associated with greater product diversification in the Company's sales portfolio. **In 6M23, this cost line increased by 15.2% YoY.**

**Provisions for Doubtful Accounts (Bad Debt) fell by 9.2% YoY in 2Q23, with the Bad Debt over Gross Revenue ratio dropping to 1.8%.** This result demonstrates the Company's successful efforts to improve the quality of its customer acquisition and in the collection and recovery processes of overdue amounts, even with the worsening of delinquency levels across several economic sectors in Brazil. **In 6M23, this cost line increased by 2.9% YoY.**

**Other Normalized Operating Expenses (Revenues)[6] increased by 72.8% YoY in 2Q23**, mainly due to: (i) the increase in expenses with provisions for civil contingencies (Note 24 of the Financial Statements); and (ii) the increase in expenses with FUST/FUNTEL. **In 6M23, this cost line grew 55.0% YoY.**

[4] The Network and Interconnection line had a non-recurring impact of R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[5] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 2Q23, R$50.3 million in 2Q22, and R$8.4 million in 1Q22, referring to expenses with specialized legal and administrative services for the acquisition of Oi's assets.

[6] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886 thousand in 1Q23, referring to expenses with FUST/FUNTEL.

# FROM EBITDA TO NET INCOME

## EBITDA GROWTH SUSTAINED BY CONSISTENT REVENUE PERFORMANCE AND EFFICIENT COST CONTROL

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *Normalized (R$ million)* | | | | | | | | |
| **Normalized* EBITDA** | **2,914** | **2,486** | **17.2%** | **2,612** | **11.6%** | **5,526** | **4,609** | **19.9%** |
| Normalized* EBITDA Margin | 49.7% | 46.3% | 3.4p.p. | 46.0% | 3.7p.p. | 47.9% | 45.7% | 2.2p.p. |
| **Depreciation & Amortization** | **(1,835)** | **(1,689)** | **8.6%** | **(1,777)** | **3.2%** | **(3,612)** | **(3,089)** | **16.9%** |
| Depreciation | (1,364) | (1,235) | 10.4% | (1,293) | 5.4% | (2,657) | (2,214) | 20.0% |
| Amortization | (471) | (454) | 3.7% | (484) | -2.6% | (955) | (875) | 9.1% |
| **Equity in Earnings** | **(23)** | **(14)** | **64.4%** | **(19)** | **24.2%** | **(42)** | **(23)** | **83.5%** |
| **Normalized* EBIT** | **1,056** | **782** | **35.0%** | **816** | **29.4%** | **1,872** | **1,498** | **25.0%** |
| Normalized* EBIT Margin | 18.0% | 14.6% | 3.4p.p. | 14.4% | 3.6p.p. | 16.3% | 14.8% | 1.4p.p. |
| **Normalized Net Financial Results** | **(426)** | **(439)** | **-3.0%** | **(223)** | **90.6%** | **(649)** | **(687)** | **-5.5%** |
| Financial expenses | (741) | (785) | -5.5% | (596) | 24.4% | (1,337) | (1,424) | -6.1% |
| Financial income | 316 | 336 | -5.9% | 375 | -15.7% | 691 | 732 | -5.6% |
| Net exchange variation | (1) | 10 | n.a. | (3) | -74.6% | (4) | 5 | n.a. |
| **Normalized* EBT** | **630** | **344** | **83.5%** | **593** | **6.4%** | **1,223** | **811** | **50.9%** |
| Normalized* Income tax and social contribution | 8 | (31) | n.a. | (156) | n.a. | (149) | (79) | 87.5% |
| **Normalized* Net Income** | **638** | **313** | **104.0%** | **437** | **46.1%** | **1,075** | **731** | **46.9%** |
| Total Normalized Items | (11) | (33) | -65.4% | (24) | -52.4% | (36) | (47) | -23.5% |
| *Reported (R$ million)* | | | | | | | | |
| **Reported EBITDA** | **2,896** | **2,436** | **18.9%** | **2,575** | **12.5%** | **5,472** | **4,538** | **20.6%** |
| Reported EBITDA Margin | 49.4% | 45.4% | 4.0p.p. | 45.7% | 3.7p.p. | 47.6% | 45.0% | 2.6p.p. |
| **Reported EBIT** | **1,039** | **732** | **41.9%** | **780** | **33.3%** | **1,818** | **1,427** | **27.4%** |
| EBIT Margin | 17.7% | 13.6% | 4.1p.p. | 13.8% | 3.9p.p. | 15.8% | 14.1% | 1.7p.p. |
| **Net Financial Results** | **(426)** | **(439)** | **-3.0%** | **(223)** | **90.6%** | **(649)** | **(687)** | **-5.5%** |
| **Income before taxes** | **613** | **293** | **109.0%** | **556** | **10.2%** | **1,169** | **740** | **58.0%** |
| Income tax and social contribution | 13 | (14) | n.a. | (144) | n.a. | (130) | (55) | 135.6% |
| **Reported Net Income** | **626** | **280** | **124.1%** | **412** | **51.9%** | **1,039** | **685** | **51.7%** |

* Normalized EBITDA according to the items described in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$50.3 million in 2Q22, and +R$20.3 million in 1Q22) sections. Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).



## EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

**Normalized EBITDA totaled R$2,914 million in 2Q23, up by 17.2% YoY**, with Services Revenue as the main driver of this growth, along with better cost control and lower expenses, particularly with the end of the TSA. **Normalized EBITDA Margin reached the historical level of 49.7%,** increasing by 3.4 p.p. from 2Q22. **In 6M23, Normalized EBITDA grew by 19.9% YoY, with a Margin of 47.9% (+2.2 p.p. YoY).**


EBITDA driven by consistent operating performance
Normalized EBITDA and Margin
(R$ mln; %YoY)
17.2%
2,486
2,914
2Q22
2Q23
46.3%
49.7%
EBITDA Margin

Returning with the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")[8] (excluding impacts from fines related to the site decommissioning process[9]) increased by 20.8% YoY in 2Q23, totaling R$2,166 million. In 6M23, Normalized EBITDA-AL increased by 18.3% YoY.**


Normalized EBITDA-AL
(R$ mi)
1,794
428
-56
2,166
-57
2,109
2Q22
Δ Normalized EBITDA
Δ Leases
2Q23
Penalties Decomissioning
2Q23 After Penalties
Financial impacts from decommissioning start to appear

[7] EBITDA is normalized according to the items described in the "Operating Revenue" and "Operating Costs and Expenses" sections.

[8] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites acquired from Oi Mobile.

[9] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

## DEPRECIATION AND AMORTIZATION (D&A) / EBIT

| DESCRIPTION | 2Q23 | 2Q22 | %YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Depreciation | (1,364) | (1,235) | 10.4% | (1,293) | 5.4% | (2,657) | (2,214) | 20.0% |
| of which Depreciation of Leases | (598) | (515) | 16.1% | (628) | -4.9% | (1,226) | (846) | 44.8% |
| Amortization | (471) | (454) | 3.7% | (484) | -2.6% | (955) | (875) | 9.1% |
| **Total D&A** | **(1,835)** | **(1,689)** | **8.6%** | **(1,777)** | **3.2%** | **(3,612)** | **(3,089)** | **16.9%** |

**Depreciation and Amortization increased by 8.6% YoY in 2Q23**, slowing the pace of growth after a period in which these lines were negatively impacted, in the annual comparison, by the acquisition of Oi's mobile assets. The main components impacting the annual comparison were: (i) the increase in depreciation referring to IFRS 16 lease agreements (Note 15 of the Financial Statements); and (ii) the beginning of the amortization of the 3.5GHz frequency license related to the 5G (increase of R$26 million YoY). **In 6M23, Depreciation and Amortization increased by 16.9% YoY.**

**Normalized EBIT grew by 35.0% YoY in 2Q23**, reflecting the solid EBITDA growth. **In 6M23, Normalized EBIT increased by 25.0% YoY.**

## NET FINANCIAL RESULT

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Cash Items** | **(517)** | **(476)** | **8.5%** | **(557)** | **-7.3%** | **(1,074)** | **(730)** | **47.0%** |
| Financial Debt Interest (Net of Derivatives) | (161) | (126) | 27.7% | (143) | 12.4% | (304) | (212) | 43.7% |
| Interest related to Cash & Cash Equivalents | 103 | 93 | 9.9% | 123 | -16.7% | 226 | 318 | -28.9% |
| Net Leases Interest | (334) | (328) | 1.8% | (351) | -4.8% | (685) | (576) | 18.9% |
| Auction Spectrum Monetary Adjustment & Interest | (10) | (47) | -78.2% | (25) | -59.7% | (36) | (103) | -65.6% |
| Others | (114) | (69) | 66.2% | (161) | -29.2% | (275) | (157) | 75.2% |
| **Non-Cash Items** | **91** | **37** | **143.2%** | **334** | **-72.8%** | **425** | **43** | **880.5%** |
| Interest Capitalized from Licenses | 25 | 52 | -52.3% | 74 | -66.5% | 98 | 65 | 50.5% |
| Mark-to-market from Derivative | 66 | (53) | n.a. | 53 | 23.9% | 120 | (100) | n.a. |
| C6 Mark-to-market | - | 39 | n.a. | 20 | n.a. | 20 | 78 | -75.0% |
| Others | - | - | n.a. | 187 | n.a. | 187 | - | n.a. |
| **Net Financial Result** | **(426)** | **(439)** | **-3.0%** | **(223)** | **90.6%** | **(649)** | **(687)** | **-5.5%** |

**Net Financial Result was negative by R$426 million in 2Q23**, which represents an improvement of R$13 million from 2Q22. This result was positively impacted by: (i) a lower effect from the monetary restatement of the 5G frequency auction (held in 2021), since the IGP-DI index dropped in the period and most obligations (EAF and EACE) were paid during 2022; and (ii) a reversal in the derivatives mark-to-market; partially offset by a reduction in capitalized interest on licenses, reflecting the advance in 3.5GHz coverage. **In 6M23, this cost line reduced by 5.5% YoY.**

# INCOME TAX AND SOCIAL CONTRIBUTION

**Income Tax and Social Contribution (IR/CSLL), in the Normalized[10] view, totaled +R$8 million in 2Q23**, compared to -R$31 million in 2Q22, with an **effective rate of +1.2% in 2Q23** vs. -9.0% in 2Q22, mainly benefited by two Interest on Capital tranches announced in the quarter (totaling R$520 million), in April and June, respectively.

In the Reported view, IR/CSLL totaled +R$13 million in 2Q23, compared to -R$14 million in 2Q22. The variation in the period was due to the same reasons previously mentioned.

# NET INCOME

**Normalized[11] Net Income ended 2Q23 at R$638 million, more than doubling (+104.0% YoY) the amount recorded in 2Q22 (R$313 million)**. Thus, Normalized Earnings per Share (EPS) reached R$0.26, increasing by 2x versus the EPS of R$0.13 recorded in 2Q22. The strong result reflects an outstanding performance in all lines of the 2Q23 result. **In 6M23, Normalized Net Income increased by 46.9% YoY.**

# CAPEX

| DESCRIPTION | 2Q23 | 2Q22 | %YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Network* | 646 | 785 | -17.7% | 886 | -27.1% | 1,532 | 1,664 | -7.9% |
| IT & Others* | 280 | 265 | 5.6% | 403 | -30.5% | 683 | 714 | -4.4% |
| **Total Capex** | **926** | **1,050** | **-11.8%** | **1,289** | **-28.2%** | **2,214** | **2,378** | **-6.9%** |
| **Total Capex/Net Revenue** | **15.8%** | **19.6%** | **-3.8p.p.** | **22.7%** | **-6.9p.p.** | **19.2%** | **23.6%** | **-4.4p.p.** |

* The breakdown between the values of "Network" and "IT and Others" in 2023 was adjusted after the Company changed the methodology for its recognition, according to the Company's criteria.

**Capex totaled R$926 million in 2Q23,** down by 11.8% YoY, mainly explained by lower investments in the "Network" line, since, in 2022, the Company increased these investments to prepare its infrastructure for the migration of new customers arriving from Oi, and due to the first benefits generated from the offloading of traffic from the 4G network to 5G. As a result, the **Total Capex over Normalized Net Revenue ratio was 15.8% in 2Q23**, declining by 3.8 p.p. from the same quarter of the previous year. **In 6M23, Capex fell by 6.9% YoY.**

Normalized EBITDA (-) Capex totaled R$1,988 million in 2Q23, an increase of 38.4% YoY, due to the expansion of EBITDA added to the reduction of Capex. **When returning with the effects of leases, Normalized[12] EBITDA-AL (-) Capex totaled R$1,240 million in 2Q23, an increase of 66.7% YoY**, explained

[10] The Income Tax and Social Contribution line was impacted by a non-recurring amount of -R$8.2 million in 1Q23, referring to tax credits related to the intercompany contract with Cozani, and by -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22, referring to other tax effects.
[11] Net Income is normalized according to items described in the "From EBITDA to Net Income" section.
[12] EBITDA-AL is normalized according to the items described in the "From EBITDA to Net Income" section and excluding the impact of the penalties applied related to the decommissioning process of the sites acquired from Oi Mobile.

by the same reasons mentioned above. Thus, **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue in the quarter was 21.2%.**

## CASH FLOW

| DESCRIPTION | 2Q23 | 2Q22 | %YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Reported EBITDA | 2,896 | 2,436 | 18.9% | 2,575 | 12.5% | 5,472 | 4,538 | 20.6% |
| Capex | (926) | (1,050) | -11.8% | (1,289) | -28.2% | (2,214) | (2,378) | -6.9% |
| **Reported EBITDA - Capex** | **1,971** | **1,386** | **42.2%** | **1,287** | **53.2%** | **3,257** | **2,161** | **50.7%** |
| Δ Working Capital and Income Tax | (625) | (1,177) | -47.0% | (691) | -9.6% | (1,315) | (2,396) | -45.1% |
| of which Spectrum Auction Payment | (134) | (1,271) | -89.5% | - | n.a. | (134) | (2,361) | -94.3% |
| Leases Payment | (817) | (706) | 15.8% | (806) | 1.4% | (1,623) | (1,263) | 28.5% |
| of which Penalities | (57) | - | n.a. | - | n.a. | - | - | n.a. |
| **Operating Free Cash Flow** | **529** | **(497)** | **n.a.** | **(210)** | **n.a.** | **319** | **(1,498)** | **n.a.** |

At the end of 2Q23, **Free Operating Cash Flow (FCOL) totaled R$529 million, an improvement of R$1,026 million** compared to 2Q22. This result is consequence of a growth in the Normalized EBITDA (-) Capex despite a reduction in the variation in Working Capital and Income Tax in the annual comparison. Considering the exclusion of the payment of installments related to the 5G auction, the variation in Working Capital and Income Tax was negative by R$491 million in 2Q23, a decrease compared to the R$94 million recorded in 2Q22. In the annual comparison, the line was mainly affected by a reduction in the Suppliers account, which had a more significant decrease in the first six months of the year, and by a lower use of tax credits.

It is worth mentioning that the full payment of the TFF for 2023 (R$530 million), which is a part of the Fistel fee, remains suspended so far, as well as the amounts for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million), with no defined date for payment, thus benefiting the working capital dynamics. In addition, up to December 31, 2022, R$215.6 million in late payment interest was recognized on Fistel amounts (TFF), for the years 2020, 2021 and 2022, of which R$52.6 million registered in 2021 and R$163 million in 2022. In 2023, there was the recognition of R$120 million in arrears interest on Fistel values (TFF) restated until the end of June (Note 22 of the Financial Statements).

# DEBT AND CASH

## Debt Profile

| ISSUANCES | CURRENCY | INTEREST RATE | MATURITY | SHORT-TERM | LONG-TERM | TOTAL |
|---|---|---|---|---|---|---|
| *R$ million* | | | | | | |
| KFW Finnvera | USD | Libor + 0.75% | 01/24 to 12/25 | 40 | 80 | 120 |
| Scotia | USD | 1.4748% to 3.2300% p.y. | 04/24 | 1,449 | - | 1,449 |
| BNP Paribas | BRL | 7.0907% p.y. | 01/22 to 01/24 | 515 | - | 515 |
| Debentures | BRL | IPCA + 4.1682% p.y. | 06/28 | (1) | 1,840 | 1,839 |
| BNDES Finame | BRL | IPCA + 4.2283% p.y. | 11/31 | 5 | 389 | 394 |
| BNDES Finem | BRL | TJLP + 1.95% p.y. | 08/25 | 113 | 130 | 243 |
| BNB | BRL | IPCA + 1.2228% to 1.4945% p.y. | 02/28 | 50 | 180 | 231 |
| **Total Financial Debt** | | | | **2,171** | **2,619** | **4,790** |
| License (5G) | BRL | Selic | 12/40 | 56 | 897 | 953 |
| **Total Debt Before Lease** | | | | **2,226** | **3,516** | **5,743** |
| Total Lease | BRL | IPCA/IGP-M (12.41% p.y.)* | 10/29 | 2,077 | 10,788 | 12,865 |
| **Total Debt** | | | | **4,303** | **14,304** | **18,607** |

*Weighted average interest rate of leasing contracts.

## Net Debt

| DESCRIPTION | 2Q23 | 1Q23 | 4Q22 | 3Q22 |
|---|---|---|---|---|
| *R$ million* | | | | |
| Short-Term Debt | 2,171 | 1,815 | 1,265 | 159 |
| Long-Term Debt | 2,619 | 3,135 | 3,705 | 4,622 |
| **Total Debt** | **4,790** | **4,950** | **4,970** | **4,781** |
| Cash and Cash Equivalents | (3,339) | (3,881) | (4,739) | (3,703) |
| Net Derivatives-ex C6 | 70 | 135 | 116 | 132 |
| **Net Debt** | **1,521** | **1,205** | **347** | **1,210** |
| License (5G) | 953 | 924 | 895 | 918 |
| **Net Debt AL** | **2,475** | **2,129** | **1,242** | **2,128** |
| Total Lease | 12,865 | 12,965 | 12,593 | 12,388 |
| **Total Net Debt** | **15,339** | **15,094** | **13,835** | **14,516** |
| **Net Debt AL /Normalized EBITDA AL*** | **0.3x** | 0.3x | 0.2x | 0.3x |
| **Net Debt Total/Normalized EBITDA** | 1.4x | 1.4x | 1.4x | 1.5x |

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

## Debt by Maturity

| YEAR | PRO-FORMA | INCLUDING IFRS 9, 15 & 16 |
|---|---|---|
| *R$ million* | | |
| 2024 | 191 | 829 |
| 2025 | 256 | 1,284 |
| 2026 | 775 | 1,742 |
| 2027 | 775 | 1,710 |
| After 2027 | 1,518 | 8,739 |
| **Total Debt** | **3,516** | **14,304** |

**Total Debt (post-hedge) at the end of 2Q23 was R$18,678 million**, up by R$503 million over 2Q22, mainly due to new leases from contracts with Oi, which amounted to R$2,872 million at the end of June.

Financings (post-hedge) totaled R$4,859 million at the end of the quarter. **The average cost of debt, excluding leases and licenses related to the 5G auction, was 14.1% p.a. (103.4% of the CDI) in the quarter,** higher than the cost of 13.3% p.a. (106.2% of the CDI) recorded in 2Q22, mainly impacted by the increase in the DI rate compared to the previous quarter.

**In 2Q23, the Cash and Securities balance totaled R$3,339 million**, up by R$1,052 million YoY, due to the strong result in Normalized EBITDA (-) Capex in the period, partially affected by: (i) the judicial deposit of R$670 million related to the adjustment in the purchase price of Oi's assets (Note 11 of the Financial Statements); (ii) payments of installments related to the acquisition of frequencies in the 2021 5G spectrum

auction (two EACE installments were paid – in October 2022 and April 2023 – and the 5G license for the year of 2022 was paid in December 2022); and (iii) the accumulated leasing payments of the period.

**The average financial yield reached 13.9% p.a. (102.2% of the CDI) in 2Q23**, up by 0.9 p.p. over 2Q22, due to a higher basic interest rate.

# OPERATING AND MARKETING PERFORMANCE

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Mobile Customer Base ('000)** | **61,225** | **68,695** | **-10.9%** | **61,721** | **-0.8%** | **61,225** | **68,695** | **-10.9%** |
| Prepaid | 34,639 | 38,902 | -11.0% | 35,653 | -2.8% | 34,639 | 38,902 | -11.0% |
| Postpaid | 26,586 | 29,794 | -10.8% | 26,067 | 2.0% | 26,586 | 29,794 | -10.8% |
| Human Postpaid | 21,842 | 25,059 | -12.8% | 21,563 | 1.3% | 21,842 | 25,059 | -12.8% |
| 4G Users Base ('000) | 54,736 | 59,811 | -8.5% | 55,097 | -0.7% | 54,736 | 59,811 | -8.5% |
| 5G Users Base ('000) | 2,477 | - | n.a. | 1,936 | 27.9% | 2,477 | - | n.a. |
| **Market Share** | **24.3%** | **26.5%** | **-2.1p.p.** | **24.6%** | **-0.2p.p.** | **24.3%** | **26.5%** | **-2.1p.p.** |
| Prepaid | 31.8% | 32.4% | -0.6p.p. | 32.1% | -0.3p.p. | 31.8% | 32.4% | -0.6p.p. |
| Postpaid | 18.7% | 21.4% | -2.7p.p. | 18.6% | 0.1p.p. | 18.7% | 21.4% | -2.7p.p. |
| Human Postpaid | 21.5% | 24.3% | -2.7p.p. | 21.5% | 0.0p.p. | 21.5% | 24.3% | -2.7p.p. |
| **TIM UltraFibra Customer Base ('000)** | **761** | **699** | **8.8%** | **732** | **3.9%** | **761** | **699** | **8.8%** |
| FTTH | 643 | 479 | 34.1% | 592 | 8.5% | 643 | 479 | 34.1% |
| FTTC | 118 | 220 | -46.1% | 140 | -15.4% | 118 | 220 | -46.1% |

## MOBILE SEGMENT:

In 2Q23, **TIM recorded 61.2 million mobile lines**, down by 10.9% YoY from 2Q22 (reaching a market share of 24.3%). This decrease was mainly due to the cleaning process carried out by TIM in its Postpaid and Prepaid customer base in 2022, after incorporating the customers acquired from Oi Mobile.

The **Postpaid base reached 26.6 million lines** (-10.8% YoY) in 2Q23, reducing because of the same reasons mentioned above. However, **this segment had 518 thousand net additions in the quarter**, representing 43% of the mobile segment's customer base. Human Postpaid (ex-M2M) had 21.8 million lines (-12.8% YoY) in 2Q23, with a M2M base of 4.7 million lines (+0.2% YoY).

The **Prepaid base reached 34.6 million lines** (-11.0% YoY) in 2Q23, also affected by the same reasons already mentioned.

### TIM IS THE FIRST TELCO IN LATIN AMERICA TO HAVE SUBSCRIPTION PLANS WITH APPLE ONE INCLUDED

TIM, the leading player with innovative launches in the telecom sector, took another step in its strategy to transform its product portfolio into a true entertainment and services hub. This evolution now impacts consumers of one of the most beloved brands on earth: Apple. TIM is the first telco in Latin America to allow customers to have an Apple One subscription included in their plans. The Company brings two offers with Apple One Individual, a service package that includes Apple TV+, Apple Music, Apple Arcade and iCloud+ with 50GB of storage.


TIM
BLACK
com Apple One
5G
O primeiro plano
do Brasil com os seus
favoritos juntos.
Music
tv+
Arcade
iCloud+

The new options for TIM Black plans with Apple One will cost BRL 224.99 with 50GB of internet and BRL 294.99 with 100GB of internet, in packages that can be shared with the holder plus one or up to three dependents, respectively. Customers can enjoy Apple One on their favorite devices, including the iPhone, other Apple devices, smart TVs and smart speakers. Users will also have WhatsApp, social networks and international roaming and the internet that is not used accumulates for the following month.

## FIXED SEGMENT:

**TIM UltraFibra's customer base totaled 761 thousand lines in 2Q23**, accelerating its growth pace once again (+8.8% YoY). In the quarter, the net addition to TIM UltraFibra's customer base was almost 3x higher than in 2Q22 (+190.2% YoY). **The FTTH customer base maintained its growth trend, increasing by 34.1% over 2Q22**, attesting that the transition of customers to fiber remains at a constant pace.

### TIM ULTRAFIBRA WITH SPEED OF 2GB

In July, TIM announced the launch of a new TIM UltraFibra ultra broadband plan, with 2GB in speed and 1GB in upload rate. The 2GB speed offers an ideal connection for simultaneous use and live transmissions, with large volumes of high-definition files and videoconferencing due to the upload rate of 1GB. This also meets the needs of demanding users, such as gamers and content creators, providing a smoother and steady gaming and production experience. The plan supports up to 68 simultaneous connections on the same Wi-Fi modem. The plan also features a Wi-Fi 6 router which, in addition to allowing up to 128 devices to be connected simultaneously, ensures that all home devices operate with high Internet performance and stability, improving the quality of service by increasing the transfer speed in up to 40%.


TIM
ULTRA
FIBRA
TIM
DEIXA SUA CASA
MAIS ULTRA COM
MUITO CONTEÚDO.
HBOmax
Paramount+

This plan is already available in several states across Brazil. The 2GB TIM UltraFibra plan also offers other benefits, such as access to the following applications: HBO Max, Paramount+, Band Sports, Band News, Babbel, Bancah Premium, Looke, Games PC, Audiobooks, and TIM Segurança Digital.

# CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

(i) **Commercial Partnerships with direct remuneration for the sale of advertising and data intelligence** – The main products used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

## MOBILE ADVERTISING AND DATA MONETIZATION

In August 2023, TIM will launch in the market the new product Silent Mobile Verification (SMV), a silent verification of the user through a real-time connection on TIM's mobile network. The product seeks to improve the customer experience in login processes, as a security mechanism, helping to combat fraud.

The Company signed an agreement with Banco PAN to provide to the bank financial scores based on TIM Insights data.

In addition, TIM has partnered with UNACAST, a Norwegian startup, to develop TIM Geodata, an urban mobility platform with applications for different sectors, such as: smart cities, logistics, tourism and public transport, among others.

## FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with the C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened accounts at the bank and used its services. As remuneration in this contract, TIM receives commission for activated accounts and the option to obtain an equity stake in the bank as certain targets are achieved. The number of shares received for each target achieved varies throughout the contract, with the initial ranges being more advantageous for TIM due to the greater effort needed to make a new digital company take off.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect stake of approximately 1.44% of the share capital of C6 Bank, as result of the achievement, in December 2020, of the 1st level of agreed targets. Subsequently,

the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank. It is important to point out that once the option was exercised, TIM started to hold a minority position and without a position of control or significant influence in the management of C6. Additionally, TIM holds stock subscription options, which represent the Company's option to subscribe 4.26% of the shares of C6's capital on June 30, 2023. Considering what has already been exercised, plus the options, the potential participation of TIM in C6 Bank could reach approximately 5.70%, except for the ongoing arbitration dispute. More details can be found in Notes 12, 28, 31 and 37 of the Financial Statements.

## DIGITAL CONTENT AND SECURITY SERVICES

In July 2023, TIM launched another new product in partnership with EXA: Ensinah, a teaching and tutoring platform. The product is dedicated to deepening specific teaching topics for elementary and high school students. This service is mostly available to TIM customers in the Controle and Postpaid segments included directly in their plans.

## DIGITAL HEALTH SERVICES

In August/23, TIM will start the commercial operation of the partnership with Grupo Cartão de TODOS. The operation will begin in some states and will grow in geographic coverage throughout 2023. 4 types of packages will be offered to TIM customers in a family and individual format, offering telemedicine services, discounts on medical appointments with specialists, discounts on exams and medications.



# INFRASTRUCTURE

In 2023, TIM reinforced its commitment to offer superior coverages, seeking the constant improvement of its services and quality, ensuring the best user experience for its consumers.

## TIM'S MOBILE EXPERIENCE WAS AWARDED, ONCE AGAIN, BY OPENSIGNAL


TIM
WINNER
Consistent Quality
Availability
5G Availability
5G Reach
5G Video Experience
Video Experience
Voice App Experience

Seeking to bring more efficient measurements regarding network experiences, OpenSignal announced a new metric aimed at helping users to measure the quality of their network connections: the Consistent Quality metric. Consistent Quality is a critical metric that measures how often user's' experience on a network meets the most common demands and requirements of many applications that are used for a variety of tasks. It measures download speed, upload speed, latency, stability, bundle losses, time until the first byte is reached, and the percentage of tests performed with unsuccessful outcome due to connectivity issues for downloading files or due to the server's response component. **TIM was the first winner of the Consistent Quality award in Brazil,** with a score of 60.1%.

**In terms of its network coverage, TIM was recognized once again, maintaining all its awards: Coverage – Availability, 5G Availability, and 5G Reach**. According to OpenSignal, users on the TIM network are able to connect to a 3G network (or better) during 96% of the time, resulting in the best Availability in Brazil, therefore allowing TIM to win this award, once again. TIM also remains the sole winner of both 5G coverage awards. In 5G Availability, users connected to 5G services on TIM's network during 10.8% of the time. In terms of 5G Reach, TIM ranked first, with a score of 4.2 on a 10-point scale. This score means that users were connected to 5G services in more than four out of 10 locations they visited.

**TIM also stood out for winning three additional awards: Voice App Experience, Video Experience, and shared an award for 5G Video Experience.** In the Video Experience award, the Company ranked first place, with a score of 58.4 points on a 100-point scale. In the Voice App Experience award, TIM scored 75.5 on a 100-point scale. Lastly, in the 5G Video Experience, TIM shared the award with a score of 75.2 on a 100-point scale.

Below are the evolution details of our mobile and fixed networks:

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **4G Cities** | **5,468** | **5,067** | **7.9%** | **5,397** | **1.3%** | **5,468** | **5,067** | **7.9%** |
| of which 700 MHz enabled | 4,556 | 4,262 | 6.9% | 4,525 | 0.7% | 4,556 | 4,262 | 6.9% |
| of which VoLTE enabled | 5,380 | 4,959 | 8.5% | 5,311 | 1.3% | 5,380 | 4,959 | 8.5% |
| **Urban Population Coverage (4G)** | **100%** | **98%** | **1.2p.p.** | **99%** | **0.2p.p.** | **100%** | **98%** | **1.2p.p.** |
| of which 700 MHz enabled | 96% | 95% | 1.1p.p. | 96% | 0.1p.p. | 96% | 95% | 1.1p.p. |
| of which VoLTE enabled | 99% | 98% | 1.3p.p. | 99% | 0.2p.p. | 99% | 98% | 1.3p.p. |
| **5G Cities** | **68** | **-** | **n.a.** | **45** | **51.1%** | **68** | **-** | **n.a.** |
| **4.5G Cities** | **2,027** | **1,842** | **10.0%** | **1,947** | **4.1%** | **2,027** | **1,842** | **10.0%** |
| 3G Cities | 4,151 | 4,120 | 0.8% | 4,139 | 0.3% | 4,151 | 4,120 | 0.8% |
| Urban Population Coverage (3G) | 94% | 94% | 0.2p.p. | 94% | - | 94% | 94% | 0.2p.p. |
| **Biosites** | **1,846** | **1,814** | **1.8%** | **1,831** | **0.8%** | **1,846** | **1,814** | **1.8%** |
| **Sky Coverage (# sites)** | **1,639** | **1,240** | **32.2%** | **1,623** | **1.0%** | **1,639** | **1,240** | **32.2%** |
| **Massive MIMO (# sites)**** | **2,516** | **2,435** | **3.3%** | **2,510** | **0.2%** | **2,516** | **2,435** | **3.3%** |
| **Homes passed*** | **9,193** | **5,803** | **58.4%** | **8,715** | **5.5%** | **9,193** | **5,803** | **58.4%** |
| FTTH | 8,017 | 3,792 | 111.4% | 7,432 | 7.9% | 8,017 | 3,792 | 111.4% |
| FTTC | 3,047 | 2,980 | 2.2% | 3,031 | 0.5% | 3,047 | 2,980 | 2.2% |
| **Broadband Coverage Cities** | **83** | **39** | **112.8%** | **77** | **7.8%** | **83** | **39** | **112.8%** |
| FTTH | 82 | 37 | 121.6% | 76 | 7.9% | 82 | 37 | 121.6% |
| FTTC | 5 | 5 | - | 5 | - | 5 | 5 | - |
| **FTTCity (# cities)** | **1,456** | **1,302** | **11.8%** | **1,410** | **3.3%** | **1,456** | **1,302** | **11.8%** |

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.



# ENVIRONMENTAL, SOCIAL & GOVERNANCE

## 2Q23 ESG HIGHLIGHTS

- Inaugurated in April, TIM's new Innovation Center started operating in São Cristóvão in a 1,000 $m^2$ space. Designed based on best practices for industrial facilities and testing environments, TIM Lab has modern equipment and virtualized solutions;
- The only operator named among the best companies for LGBTI+ people to work for by the Equidade BR seal. Awarded by the *Mais Diversidade* Institute in partnership with the Human Rights Campaign Foundation (HRC) and the LGBTI+ Business and Rights Forum, the seal reinforces TIM's journey towards a more diverse and prejudice-free organizational culture and society;
- For the second consecutive year, TIM won the Great Place to Work seal. This recognition is the result of the role of employees and the evolution of the Company's culture and internal practices;
- Bateria do Instituto TIM (Drum Group) was the opening attraction of TIM Music Rio, which took place on Copacabana beach, in Rio de Janeiro. The presentation also marked the end of another training cycle of the project that offers free percussion classes, as well as singing and dancing for 50 children, young people and adults with and without disabilities;
- Instituto TIM opened registration for the eighth edition of Academic Working Capital (AWC). Aimed at university students from all over Brazil, the program seeks to transform course completion works (TCCs) into technology-based products or startups. For more information, visit the AWC website;
- TIM and Engie signed long-term partnerships focused on connectivity, sustainability and efficiency. After the implementation of more than 5 thousand smart public luminaires in the municipality of Petrolina (PE), a new agreement between the companies was expanded with the Curitiba public lighting project, which foresees about 45 thousand management points of smart luminaires distributed throughout the city;
- Leader in 4G technology and present in all municipalities in Brazil, TIM has reached the mark of more than 14 million hectares covered throughout the country. The partnership established in May with Grupo Progresso to provide connectivity to its eight production units, seven of which in Piauí, reinforces the Company's strategy of collaborating with the transformation and digital inclusion of agribusiness;
- As part of the evolution of the Distributed Generation project, TIM ended the 2nd quarter with 87 plants in operation. The Company expects to have 100 units powering its operations in different states by the end of 2023, with a predominance of solar plants;
- At the end of the 1st quarter, TIM had 1,846 active biosites. These structures, similar to a common pole, can also add other functions, such as public lighting and security cameras. And TIM innovated once again by creating an unprecedented model to improve the quality of coverage in Ouro Preto (MG), installing the biosites inside benches and flower boxes, visually in harmony with the historic city.

To access the ESG quarterly report, please go to: ESG Quarterly Report

# DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter ("2Q23") and the first six months of 2023 ("6M23"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

## INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



## ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

# ATTACHMENT 1 – TIM S.A.
## Balance Sheet

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **ASSETS** | **55,707** | **54,307** | **2.6%** | **56,593** | **-1.6%** |
| **CURRENT ASSETS** | **9,281** | **8,746** | **6.1%** | **9,903** | **-6.3%** |
| Cash and cash equivalents | 3,067 | 1,199 | 155.9% | 3,555 | -13.7% |
| Marketable securities | 272 | 1,088 | -75.0% | 326 | -16.6% |
| Trade accounts receivable | 3,568 | 3,483 | 2.4% | 3,393 | 5.1% |
| Inventories | 374 | 280 | 33.7% | 301 | 24.3% |
| Recoverable income and social contribution taxes | 167 | 80 | 107.4% | 400 | -58.4% |
| Recoverable taxes, fees and contributions | 749 | 1,221 | -38.7% | 781 | -4.2% |
| Prepaid expenses | 481 | 856 | -43.8% | 625 | -23.1% |
| Derivative financial instruments | 266 | 235 | 13.1% | 235 | 13.2% |
| Leases | 29 | 32 | -9.1% | 29 | 0.9% |
| Other assets | 309 | 273 | 13.2% | 258 | 19.8% |
| **NONCURRENT** | **46,426** | **45,561** | **1.9%** | **46,690** | **-0.6%** |
| **Noncurrent assets** | **5,792** | **4,590** | **26.2%** | **5,505** | **5.2%** |
| Marketable securities | 13 | 12 | 15.8% | 13 | 3.1% |
| Accounts receivable | 236 | 239 | -1.1% | 242 | -2.5% |
| Recoverable taxes, fees and contributions | 1,005 | 821 | 22.4% | 920 | 9.2% |
| Recoverable income and social contribution taxes | 835 | 761 | 9.7% | 529 | 57.8% |
| Deferred income and social contribution taxes | 1,287 | 965 | 33.4% | 1,359 | -5.2% |
| Judicial deposits | 1,422 | 696 | 104.2% | 1,416 | 0.4% |
| Other financial assets | 163 | - | n.a. | - | n.a. |
| Prepaid expenses | 89 | 195 | -54.1% | 82 | 8.8% |
| Derivative financial instruments | 499 | 622 | -19.7% | 667 | -25.1% |
| Leases | 208 | 220 | -5.6% | 203 | 2.2% |
| Other assets | 34 | 59 | -42.2% | 73 | -53.1% |
| **Permanent Assets** | **40,634** | **40,971** | **-0.8%** | **41,185** | **-1.3%** |
| Investment | 1,498 | 1,579 | -5.1% | 1,522 | -1.5% |
| Property, plant and equipment | 23,085 | 23,647 | -2.4% | 23,327 | -1.0% |
| Intangible assets | 16,050 | 15,745 | 1.9% | 16,336 | -1.8% |
| **LIABILITIES** | **55,707** | **54,307** | **2.6%** | **56,593** | **-1.6%** |
| **CURRENT LIABILITIES** | **13,261** | **9,674** | **37.1%** | **13,369** | **-0.8%** |
| Loans and financing | 2,171 | 126 | 1629.0% | 1,815 | 19.6% |
| Derivative financial instruments | 353 | 314 | 12.6% | 328 | 7.9% |
| Lease liabilities | 2,106 | 1,820 | 15.7% | 2,072 | 1.7% |
| Suppliers | 3,651 | 4,083 | -10.6% | 3,863 | -5.5% |
| Salaries and related charges | 346 | 285 | 21.4% | 419 | -17.4% |
| Recoverable taxes, fees and contributions | 2,588 | 1,901 | 36.1% | 2,358 | 9.8% |
| Recoverable income and social contribution taxes | 47 | - | n.a. | 132 | -64.3% |
| Dividends and interest on shareholders' equity payable | 334 | 294 | 13.7% | 672 | -50.3% |
| Authorizations payable | 511 | 525 | -2.7% | 525 | -2.7% |
| Deferred revenues | 269 | 310 | -13.2% | 268 | 0.2% |
| Other contractual obligations | 748 | - | n.a. | 789 | n.a. |
| Other liabilities | 137 | 17 | 729.8% | 129 | 6.1% |
| **NON CURRENT LIABILITIES** | **17,118** | **19,301** | **-11.3%** | **18,009** | **-4.9%** |
| Loans and financing | 2,619 | 4,595 | -43.0% | 3,135 | -16.5% |
| Derivative financial instruments | - | 48 | n.a. | 64 | n.a. |
| Lease liabilities | 10,995 | 10,953 | 0.4% | 11,126 | -1.2% |
| Authorizations to pay | 1,089 | 1,214 | -10.3% | 1,200 | -9.2% |
| Recoverable income and social contribution taxes | - | - | n.a. | - | n.a. |
| Recoverable taxes, fees and contributions | 12 | 123 | -90.2% | 13 | -5.7% |
| Provision for legal and administrative proceedings | 1,289 | 1,064 | 21.1% | 1,282 | 0.5% |
| Pension plan and other postemployment benefits | 6 | 6 | -10.3% | 6 | - |
| Deferred revenues | 638 | 660 | -3.4% | 653 | -2.3% |
| Other liabilities | 470 | 638 | -26.3% | 531 | -11.4% |
| **SHAREHOLDERS' EQUITY** | **25,327** | **25,331** | **-** | **25,216** | **0.4%** |
| Capital | 13,478 | 13,478 | - | 13,478 | - |
| Capital reserves | 419 | 431 | -2.8% | 414 | 1.2% |
| Income reserves | 10,915 | 11,237 | -2.9% | 10,915 | - |
| Equity valuation adjustments | (4) | (4) | -10.3% | (4) | - |
| Treasury stocks | (0.2) | (30) | -99.5% | (0.2) | - |
| Net Income for the period | 519 | 220 | 136.0% | 412 | 25.8% |

# ATTACHMENT 2 – TIM S.A.
# Income Statement

**REPORTED**

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Net Revenues** | **5,863** | **5,368** | 9.2% | **5,640** | 4.0% | **11,503** | **10,095** | 13.9% |
| **Services Revenues** | **5,695** | **5,202** | 9.5% | **5,467** | 4.2% | **11,162** | **9,785** | 14.1% |
| **Mobile Service** | **5,372** | **4,899** | 9.7% | **5,152** | 4.3% | **10,524** | **9,185** | 14.6% |
| Client Generated | 4,978 | 4,487 | 10.9% | 4,822 | 3.2% | 9,799 | 8,387 | 16.8% |
| Interconnection | 108 | 109 | -0.6% | 111 | -2.1% | 219 | 221 | -1.0% |
| Customer Platform | 36 | 52 | -30.3% | 32 | 15.2% | 68 | 88 | -22.4% |
| Others | 250 | 250 | -0.1% | 188 | 33.0% | 438 | 489 | -10.5% |
| **Fixed Service** | **323** | **303** | **6.5%** | **315** | **2.4%** | **638** | **600** | **6.2%** |
| of which TIM UltraFibra | 217 | 197 | 10.1% | 209 | 3.5% | 426 | 388 | 9.8% |
| **Products Revenues** | **168** | **167** | **0.9%** | **174** | **-3.2%** | **342** | **310** | **10.2%** |
| **Operating Expenses** | **(2,967)** | **(2,932)** | **1.2%** | **(3,065)** | **-3.2%** | **(6,032)** | **(5,557)** | **8.5%** |
| **EBITDA** | **2,896** | **2,436** | **18.9%** | **2,575** | **12.5%** | **5,472** | **4,538** | **20.6%** |
| EBITDA Margin | 49.4% | 45.4% | 4.0p.p. | 45.7% | 3.7p.p. | 47.6% | 45.0% | 2.6p.p. |
| **Depreciation & Amortization** | **(1,835)** | **(1,689)** | **8.6%** | **(1,777)** | **3.2%** | **(3,612)** | **(3,089)** | **16.9%** |
| Depreciation | (1,364) | (1,235) | 10.4% | (1,293) | 5.4% | (2,657) | (2,214) | 20.0% |
| Amortization | (471) | (454) | 3.7% | (484) | -2.6% | (955) | (875) | 9.1% |
| **Equity in earnings** | **(23)** | **(14)** | **64.4%** | **(19)** | **24.2%** | **(42)** | **(23)** | **n.a.** |
| **EBIT** | **1,039** | **732** | **41.9%** | **780** | **33.3%** | **1,818** | **1,427** | **27.4%** |
| EBIT Margin | 17.7% | 13.6% | 4.1p.p. | 13.8% | 3.9p.p. | 15.8% | 14.1% | 1.7p.p. |
| **Net Financial Results** | **(426)** | **(439)** | **-3.0%** | **(223)** | **90.6%** | **(649)** | **(687)** | **-5.5%** |
| Financial expenses | (741) | (785) | -5.5% | (596) | 24.4% | (1,337) | (1,424) | -6.1% |
| Financial income | 316 | 336 | -5.9% | 375 | -15.7% | 691 | 732 | -5.6% |
| Net exchange variation | (1) | 10 | n.a. | (3) | -74.6% | (4) | 5 | n.a. |
| **Income before taxes** | **613** | **293** | **109.0%** | **556** | **10.2%** | **1,169** | **740** | **58.0%** |
| Income tax and social contribution | 13 | (14) | n.a. | (144) | n.a. | (130) | (55) | 135.6% |
| **Net Income** | **626** | **280** | **124.1%** | **412** | **51.9%** | **1,039** | **685** | **51.7%** |

**NORMALIZED***

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Net Revenues** | **5,863** | **5,368** | 9.2% | **5,681** | 3.2% | **11,544** | **10,095** | 14.4% |
| **Services Revenues** | **5,695** | **5,202** | 9.5% | **5,508** | 3.4% | **11,203** | **9,785** | 14.5% |
| **Mobile Service** | **5,372** | **4,899** | 9.7% | **5,193** | 3.5% | **10,565** | **9,185** | 15.0% |
| Client Generated | 4,978 | 4,487 | 10.9% | 4,822 | 3.2% | 9,799 | 8,387 | 16.8% |
| Interconnection | 108 | 109 | -0.6% | 111 | -2.1% | 219 | 221 | -1.0% |
| Customer Platform | 36 | 52 | -30.3% | 32 | 15.2% | 68 | 88 | -22.4% |
| Others | 250 | 250 | -0.1% | 229 | 9.2% | 479 | 489 | -2.1% |
| **Fixed Service** | **323** | **303** | **6.5%** | **315** | **2.4%** | **638** | **600** | **6.2%** |
| of which TIM UltraFibra | 217 | 197 | 10.1% | 209 | 3.5% | 426 | 388 | 9.8% |
| **Products Revenues** | **168** | **167** | **0.9%** | **174** | **-3.2%** | **342** | **310** | **10.2%** |
| **Operating Expenses** | **(2,949)** | **(2,882)** | **2.3%** | **(3,069)** | **-3.9%** | **(6,019)** | **(5,486)** | **9.7%** |
| Personnel | (337) | (296) | 14.0% | (335) | 0.6% | (672) | (598) | 12.4% |
| Commercial | (933) | (1,032) | -9.6% | (1,034) | -9.7% | (1,967) | (1,849) | 6.4% |
| Network & Interconnection | (1,016) | (942) | 7.9% | (966) | 5.1% | (1,983) | (1,836) | 8.0% |
| General & Administrative | (201) | (188) | 7.0% | (245) | -17.9% | (446) | (385) | 15.6% |
| Cost Of Goods Sold (COGS) | (238) | (219) | 8.9% | (230) | 3.6% | (468) | (407) | 15.2% |
| Bad Debt | (146) | (161) | -9.2% | (160) | -8.6% | (306) | (297) | 2.9% |
| Other operational revenues (expenses) | (78) | (45) | 72.8% | (100) | -21.8% | (177) | (114) | 55.0% |
| **EBITDA** | **2,914** | **2,486** | **17.2%** | **2,612** | **11.6%** | **5,526** | **4,609** | **19.9%** |
| EBITDA Margin | 49.7% | 46.3% | 3.4p.p. | 46.0% | 3.7p.p. | 47.9% | 45.7% | 2.2p.p. |
| **Net Financial Results** | **(426)** | **(439)** | **-3.0%** | **(223)** | **90.6%** | **(649)** | **(687)** | **-5.5%** |
| Income tax and social contribution | 8 | (31) | n.a. | (156) | n.a. | (149) | (79) | 87.5% |
| **Net Income** | 638 | 313 | 104.0% | 437 | 46.1% | 1,075 | 731 | 46.9% |
| *Total Normalized Items* | (11) | (33) | -65.4% | (24) | -52.4% | (36) | (47) | -23.5% |

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).

# ATTACHMENT 3 – TIM S.A.
## Cash Flow Statement

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Initial Cash Balance** | **3,555** | **4,003** | **-11.2%** | **2,549** | **39.5%** | **2,549** | **5,229** | **-51.3%** |
| Earnings Before Taxes Normalized* | 630 | 344 | 83.5% | 593 | 6.4% | 1,223 | 811 | 50.9% |
| Non recurring operating items | (17) | (50) | -65.4% | (37) | -52.4% | (54) | (71) | -23.5% |
| Depreciation & Amortization | 1,835 | 1,689 | 8.6% | 1,777 | 3.2% | 3,612 | 3,089 | 16.9% |
| Equity in earnings | 23 | 14 | 64.4% | 19 | 24.2% | 42 | 23 | 83.5% |
| Residual value of property, plant and equipment and intangible written off | 90 | (54) | n.a. | (10) | n.a. | 80 | (52) | n.a. |
| Interest on asset retirement obligation | 10 | 5.1 | 93.5% | 5 | 83.9% | 15 | 5 | 188.6% |
| Provision for legal and administrative proceedings | 75 | 50 | 51.2% | 98 | -23.6% | 173 | 121 | 43.3% |
| Monetary adjustments to deposits, administrative and legal proceedings | 18 | 43 | -58.5% | 88 | -79.8% | 106 | 80 | 33.0% |
| Interest, monetary and exchange variations of borrowings and other financial adjustments | (147) | 227 | n.a. | 149 | n.a. | 2 | 440 | -99.5% |
| Yield from securities | (10) | (47) | -78.3% | (16) | -35.3% | (26) | (161) | -83.8% |
| Lease interest payable | 341 | 335 | 1.7% | 171 | 99.7% | 512 | 590 | -13.2% |
| Lease interest receivable | (7) | (7) | -0.8% | (7) | 0.0% | (14) | (14) | n.a. |
| Provision for expected credit losses | 146 | 161 | -9.2% | 160 | -8.6% | 306 | 297 | 2.9% |
| Long-term incentive plans | 5 | 9 | -43.7% | 6 | -10.8% | 11 | 30 | -63.4% |
| **Decrease (increase) in operating assets** | **783** | **(257)** | **n.a.** | **(593)** | **n.a.** | **190** | **(263)** | **n.a.** |
| Trade accounts receivable | 805 | (272) | n.a. | (133) | n.a. | 672 | (382) | n.a. |
| Taxes and contributions recoverable | (107) | 168 | n.a. | 1 | n.a. | (106) | 578 | n.a. |
| Inventory | (73) | (58) | 26.7% | (65) | 12.7% | (138) | (78) | 78.3% |
| Prepaid expenses | 137 | (97) | n.a. | (348) | n.a. | (211) | (335) | -37.0% |
| Judicial deposit | 24 | 28 | -14.8% | (9) | n.a. | 15 | 36 | -58.3% |
| Other current assets | (3) | (27) | -89.9% | (39) | -93.0% | (41) | (82) | -49.9% |
| **Increase (decrease) in operating liabilities** | **(1,588)** | **(1,174)** | **35.3%** | **(305)** | **421.2%** | **(1,892)** | **(2,630)** | **-28.1%** |
| Payroll and related charges | (73) | (63) | 15.2% | 76 | n.a. | 3 | (18) | n.a. |
| Suppliers | (1,340) | 8 | n.a. | (382) | 250.6% | (1,723) | (245) | 604.1% |
| Taxes, charges and contributions | 179 | 260 | -31.1% | 149 | 20.2% | 328 | 119 | 176.2% |
| Authorizations payable | (121) | (1,272) | -90.5% | 17 | n.a. | (104) | (2,262) | -95.4% |
| Payments for legal and administrative proceedings | (115) | (55) | 108.7% | (46) | 147.1% | (161) | (111) | 45.9% |
| Deferred revenues | (14) | 3 | n.a. | (11) | 23.8% | (26) | (22) | 17.5% |
| Other current liabilities | (103) | (55) | 88.9% | (106) | -2.5% | (209) | (92) | 127.0% |
| Income tax and social contribution paid | (58) | - | n.a. | (139) | -57.9% | (197) | - | n.a. |
| **Net Cash (used in) from operations** | **2,128** | **1,287** | **65.3%** | **1,959** | **8.6%** | **4,087** | **2,293** | **78.2%** |
| Capex | (926) | (1,050) | -11.8% | (1,289) | -28.2% | (2,214) | (2,378) | -6.9% |
| Marketable securities | 64 | 3,032 | -97.9% | 1,881 | -96.6% | 1,945 | 3,641 | -46.6% |
| Cash from the acquisition of Cozani | - | 193 | n.a. | - | n.a. | - | 193 | n.a. |
| Consideration for the acquisition of Cozani | - | (6,411) | n.a. | - | n.a. | - | (6,411) | n.a. |
| Others | 9 | (11) | n.a. | 7 | 41.3% | 16 | (9) | n.a. |
| **Net cash used in investment activities** | **(853)** | **(4,245)** | **-79.9%** | **599** | **n.a.** | **(254)** | **(4,963)** | **-94.9%** |
| New borrowing | - | 1,249 | n.a. | - | n.a. | - | 1,249 | n.a. |
| Repayment of borrowing | (89) | (58) | 54.4% | (44) | 101.8% | (133) | (488) | -72.7% |
| Interest paid - borrowing and financings | (78) | (46) | 71.5% | (29) | 171.1% | (107) | (71) | 51.8% |
| Payment of financial lease | (461) | (393) | 17.3% | (455) | 1.3% | (916) | (697) | 31.4% |
| Interest paid - leases | (356) | (313) | 13.9% | (351) | 1.6% | (707) | (566) | 24.9% |
| Derivative financial instruments | 37 | (69) | n.a. | (18) | n.a. | 19 | (96) | n.a. |
| Dividends and interest on shareholder's equity paid | (816) | (192) | 324.7% | (655) | 24.6% | (1,471) | (667) | 120.4% |
| Others | - | (25) | n.a. | - | n.a. | - | (25) | n.a. |
| **Net cash used in financing activities** | **(1,763)** | **153** | **n.a.** | **(1,552)** | **13.6%** | **(3,315)** | **(1,361)** | **143.6%** |
| **Cash Flow** | **(488)** | **(2,804)** | **-82.6%** | **1,006** | **n.a.** | **518** | **(4,030)** | **n.a.** |
| **Final Cash Balance** | **3,067** | **1,199** | **155.9%** | **3,555** | **-13.7%** | **3,067** | **1,199** | **155.9%** |

* EBT normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (+R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22).

# ATTACHMENT 4 – TIM S.A.
## Operating Indicators

| DESCRIPTION | 2Q23 | 2Q22 | % YoY | 1Q23 | % QoQ | 6M23 | 6M22 | % YoY |
|---|---|---|---|---|---|---|---|---|
| Mobile Customer Base ('000) | 61,225 | 68,695 | -10.9% | 61,721 | -0.8% | 61,225 | 68,695 | -10.9% |
| Prepaid | 34,639 | 38,902 | -11.0% | 35,653 | -2.8% | 34,639 | 38,902 | -11.0% |
| Postpaid | 26,586 | 29,794 | -10.8% | 26,067 | 2.0% | 26,586 | 29,794 | -10.8% |
| Postpaid (ex-M2M) | 21,842 | 25,059 | -12.8% | 21,563 | 1.3% | 21,842 | 25,059 | -12.8% |
| 4G Users Base ('000) | 54,736 | 59,811 | -8.5% | 55,097 | -0.7% | 54,736 | 59,811 | -8.5% |
| 5G Users Base ('000) | 2,477 | - | n.a. | 1,936 | 27.9% | 2,477 | - | n.a. |
| Market Share | 24.3% | 26.5% | -2.1p.p. | 24.6% | -0.2p.p. | 24.3% | 26.5% | -2.1p.p. |
| Prepaid | 31.8% | 32.4% | -0.6p.p. | 32.1% | -0.3p.p. | 31.8% | 32.4% | -0.6p.p. |
| Postpaid | 18.7% | 21.4% | -2.7p.p. | 18.6% | 0.1p.p. | 18.7% | 21.4% | -2.7p.p. |
| Postpaid (ex-M2M) | 21.5% | 24.3% | -2.7p.p. | 21.5% | 0.0p.p. | 21.5% | 24.3% | -2.7p.p. |
| Monthly Churn (%) | 3.1% | 3.3% | -0.1p.p. | 3.5% | -0.3p.p. | 3.3% | 3.2% | 0.1p.p. |
| Reported Mobile ARPU (R$) | 29.2 | 25.8 | 13.0% | 27.7 | 5.5% | 28.4 | 28.0 | 1.6% |
| Normalized Mobile ARPU (R$) | 29.2 | 25.8 | 13.0% | 27.9 | 4.6% | 28.5 | 28.0 | 2.0% |
| Prepaid | 14.3 | 12.6 | 13.1% | 13.9 | 2.8% | 14.1 | 13.4 | 5.2% |
| Postpaid | 43.1 | 36.9 | 16.7% | 40.5 | 6.5% | 41.8 | 39.8 | 4.9% |
| Postpaid (ex-M2M) | 51.8 | 43.7 | 18.7% | 48.0 | 8.0% | 49.9 | 45.2 | 10.3% |
| TIM UltraFibra Customer Base ('000) | 761 | 699 | 8.8% | 732 | 3.9% | 761 | 699 | 8.8% |
| FTTH | 643 | 479 | 34.1% | 592 | 8.5% | 643 | 479 | 34.1% |
| FTTC | 118 | 220 | -46.1% | 140 | -15.4% | 118 | 220 | -46.1% |
| TIM UltraFibra Net Additions ('000) | 29 | 10 | 190.2% | 16 | 74.0% | 45 | 14 | 212.6% |
| TIM UltraFibra ARPU (R$) | 94.8 | 91.4 | 3.7% | 92.9 | 2.0% | 93.9 | 95.0 | -1.2% |
| Handsets Sold ('000) | 135 | 153 | -11.6% | 144 | -6.2% | 280 | 306 | -8.7% |
| Headcount | 9,281 | 9,156 | 1.4% | 9,435 | -1.6% | 9,281 | 9,156 | 1.4% |